Exhibit (h) 8.9

GUARANTEE AGREEMENT

Guarantee Agreement (the “Guarantee Agreement”) dated as of September 19, 2008 (the “Agreement Date”) between the United States Department of the Treasury (the “Treasury”) and Russell Investment Company a Massachusetts business trust (the “Investment Company”), with respect to the money market funds listed in Annex A (each, a “Fund”, and collectively, the “Funds”).

WHEREAS, the Investment Company is an investment company registered with the United States Securities and Exchange Commission (the “SEC”) in accordance with the Investment Company Act of 1940 (the “1940 Act”) (Investment Company Act Registration No. 811-03153) and its securities are registered under the Securities Act of 1933 (the “1933 Act”) pursuant to a registration statement that is currently effective and current; and

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WHEREAS, each Fund is a money market fund that has a policy of maintaining a stable net asset value or share price of $1.00 per share and operates in compliance with Rule 2a-7 under the 1940 Act (“Rule 2a-7”); and

WHEREAS, the Treasury has determined to make funds available, through this instrument of credit, from the Exchange Stabilization Fund (the “ESF”) in order to permit money market funds that have executed similar Guarantee Agreements to participate in the Treasury’s Temporary Guaranty Program for Money Market Funds (the “Program”) to pay certain of their shareholders $1.00 per share upon liquidation of the participating funds, subject to the overall limitations of the Program; and

WHEREAS, the Secretary of the Treasury, with the approval of the President of the United States, has determined that the Treasury’s use of the ESF for this purpose is consistent with the obligations of the United States Government in the International Monetary Fund on orderly exchange arrangements and a stable system of exchange rates based upon concerns that money market funds having their net asset value fall below $1.00 per share have exacerbated global financial market turmoil and caused severe liquidity strains on the world’s markets; and

WHEREAS, the Treasury has requested the SEC to assist it in the administration and oversight of the Investment Company’s obligations and has appointed it as its designee under this Guarantee Agreement; and

WHEREAS, the Investment Company’s Board (as hereinafter defined) has determined that it is in the best interests of each of the Funds and their shareholders to maintain a stable net asset value or share price and, in light of that finding, the Funds’ investments and other affairs are managed in a manner that is designed to reduce the likelihood that a Guarantee Event (as hereinafter defined) will occur or, if such an event does occur, to reduce the amount of the Guarantee Payments (as hereinafter defined) that may be payable hereunder (including, as necessary, giving consideration to obtaining and drawing upon credit support for the Funds’ portfolio securities or other accommodations or undertakings designed to maintain the Funds’ stable net asset value or share price);

NOW, THEREFORE, in consideration of the above premises, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Investment Company, on behalf of itself and the Funds, and the Treasury hereby agree as follows:

1.	Definitions.

In addition to the terms defined elsewhere in this Guarantee Agreement, the following terms have the meanings indicated:

(a) “Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which the banking institutions in New York, New York or the Treasury are authorized or obligated by law or executive order to close.

(b) “Board” shall mean the Investment Company’s Board of Trustees in the case of an Investment Company that is organized as a business trust or the Investment Company’s Board of Directors in the case of an Investment Company that is organized as a corporation.

(c) “Designated Shareholder” of a Fund shall mean any shareholder of record of such Fund on the Agreement Date (after giving effect to the issuance and redemption of shares, the orders for which were deemed received by the Fund prior to the determination, in accordance with Rule 22c-1, of its final NAV for such date) or such shareholder’s estate or successor by will, intestacy, gift or court order or court-approved settlement.

(d) “Designated Shares” with respect to a Designated Shareholder shall mean the lesser of (i) the number of shares of a Fund held of record by the Designated Shareholder on the Agreement Date (after giving effect to the issuance and redemption of shares, the orders for which were deemed received by such Fund prior to the determination, in accordance with Rule 22c-1, of its final NAV for such date) or (ii) the number of shares of such Fund held of record by the Designated Shareholder on the date of the Guarantee Event (after giving effect to the issuance and redemption of shares, the orders for which were deemed received by the Fund prior to the determination, in accordance with Rule 22c-1, of its final NAV for such date).

(e) “Designated Shareholder Amount” with respect to a Designated Shareholder shall mean $1.00 multiplied by the number of such Shareholder’s Designated Shares of a Fund. In the event that the Guarantee Payment is less than the aggregate of the Designated Shareholder Amounts of all of a Fund’s Designated Shareholders, the Designated Shareholder Amount shall be the Designated Shareholder’s pro rata portion of the Guarantee Payment paid to the Paying Agent based upon the number of the Designated Shareholder’s Designated Shares.

(f) “Designated Shareholder Payment” with respect to a Designated Shareholder of a Fund shall mean the Designated Shareholder Amount less all distributions and dividends that the Designated Shareholder has received from such Fund with respect to its Designated Shares from and after the Guarantee Event.

(g) “Execution Date” shall mean the date on which this Guarantee Agreement is executed and delivered by the Investment Company pursuant to Section 9(a).

(h) “Fund Designated Asset Base” with respect to a Fund shall mean the sum of the Fund’s Designated Shares on the Agreement Date (after giving effect to the issuance and redemption of shares, the orders for which were deemed received by such Fund prior to the determination, in accordance with Rule 22c-1, of its final NAV for such date) multiplied by $1.00.

(i) “Guarantee Event” with respect to a Fund shall mean the first date after the Agreement Date on which the Market-Based NAV of the Fund is less than $0.995, as determined at the time of the determination, in accordance with Rule 22c-1, of the Fund’s final NAV for such date, provided, however, that if a Guarantee Event occurs prior to the Execution Date, then the Guarantee Event shall be deemed to have occurred on the Execution Date, provided, further, that if the Market-Based NAV of the Fund is greater than or equal to $0.995 on any date after such Guarantee Event but prior to the commencement of liquidation of the Fund as provided under Section 2(c)(iii) (determined at the time of the determination, in accordance with Rule 22c-1, of the Fund’s final NAV for such date), subject to the delivery of the notice provided for in Section 2(g), the Guarantee Event will be deemed to have not occurred (a “Guarantee Cure Event”).

(j) “Guarantee Payment” with respect to a Fund shall mean an amount equal to (i) the aggregate of the Designated Shareholder Amounts for such Fund minus (ii) (A) the amount of cash and other assets distributed by the Fund, if any, including amounts distributed as income or gains, to the Designated Shareholders with respect to Designated Shares since the date of the Guarantee Event and (B) the amount of cash and other assets held by the Fund on the Payment Date (other than cash or other assets held in reserve to meet the Fund’s disclosed liabilities as set forth on the Certificate of Liquidation and Disbursement required by Section 7) that is designated by the Fund or its agent for distribution to the Designated Shareholders upon the liquidation of the Fund. For the purposes of clarity, the amount in clause (ii) shall be determined without giving effect to the Guarantee Payment. The Guarantee Payment shall in no event exceed the amount available for payment within the ESF on the Payment Date, as determined by the Treasury in its sole and absolute discretion, which amount may be further adjusted as set forth in Section 2(f).

(k) “Investment Adviser” shall mean a Fund’s investment adviser (as defined in section 2(a)(20)(A) of the 1940 Act) on the Agreement Date and, in the event that the investment advisory contract of such investment adviser with such Fund is terminated, any successor investment adviser (as defined in section 2(a)(20)(A) of the 1940 Act) to the Fund.

(l) “Market-Based NAV” shall mean a Fund’s NAV calculated using available market quotations or an appropriate substitute approved by the Board as specified in the procedures that the Fund has adopted in accordance with Rule 2a-7(c)(7) or, if such Fund does not value securities using the amortized cost method, the Fund’s current net asset value calculated in accordance with Rule 2a-4 under the 1940 Act (without regard to Rule 2a-7).

(m) “NAV” shall mean a Fund’s net asset value per share determined in accordance with Rule 2a-7 and the Investment Company’s written procedures for calculating such Fund’s net asset value per share adopted by the Board.

(n) “NAV Support Agreement” shall mean any undertaking, agreement or accommodation that any third party, including the Fund’s Investment Adviser and its affiliated persons, has provided to a Fund that is designed to be relied upon by the Fund to facilitate the maintenance of a stable net asset value or share price, including, without limitation, any arrangement under which the Investment Adviser has arranged for a third party to provide a letter of credit, guarantee or similar undertaking to secure a NAV Support Agreement.

(o) “Paying Agent” shall mean the Investment Company, as paying agent, or the Alternate Paying Agent appointed by the Treasury pursuant to Section 7(h).

(p) “Payment Date” shall mean the Business Day immediately following the date on which the Payment Request Notice provided for in Section 7(g) shall have been delivered to the Treasury or, if such date is not a Business Day, the next succeeding Business Day; provided, however, that the Payment Date shall not be later than the 30th day following the occurrence of a Guarantee Event unless the Treasury, in its sole and absolute discretion, after taking into account prevailing market conditions, designates a later Payment Date.

(q) “Portfolio Schedule” shall mean a list of securities held by a Fund, prepared in Microsoft Excel format or such other format as the Treasury or its designee may request, including, with respect to each security: (i) the CUSIP number (if any); (ii) principal amount; (iii) maturity date as determined under Rule 2a-7; (iv) final maturity date, if different from the maturity date referred to in clause (iii); (v) the categorization of the security’s status as a “First Tier Security”, “Second Tier Security” or a security that is no longer an “Eligible Security” under Rule 2a-7; (vi) the most recent market-based price (or appropriate substitute); (vii) the amortized cost value; (viii) in the case of a tax-exempt security, whether there is a demand feature; and (ix) such other information as the Treasury or its designee may request. In the event that an appropriate substitute for a market quotation is used, the Portfolio Schedule or an exhibit thereto shall describe with reasonable specificity the appropriate substitute.

(r) “Program Extension Period” shall mean any period after the Initial Termination Date for which the Secretary has elected to extend the Program, starting from the first calendar day following the former Termination Date (the “Program Extension Date”) to the new Termination Date designated by the Secretary.

(s) “Reported” shall mean the receipt by the Treasury or the SEC, as the case may be, of the proper notice prescribed herein.

(t) “Rule 22c-1” shall mean Rule 22c-1 under the 1940 Act as in effect on any date on which a Fund’s NAV is determined under this Guarantee Agreement.

(u) “Secretary” shall mean the Secretary of the Treasury.

(v) “Termination Date” shall mean December 18, 2008 (the “Initial Termination Date”), unless the Secretary, in the Secretary’s sole and absolute discretion, determines to extend the Program and designates a new Termination Date as set forth in Section 3.

2.	The Guarantee Event and Guarantee Payment

(a) General. In the event that a Guarantee Event occurs with respect to a Fund (the “Affected Fund”), subject to the terms and conditions of this Guarantee Agreement, the Treasury agrees to pay, in immediately available funds, the Guarantee Payment on the Payment Date. The Guarantee Payment shall be paid to the Paying Agent account provided for in Section 7(h).

(b) Termination without Payment. The Treasury’s obligation with respect to a Fund to make the Guarantee Payment shall terminate at 11:59 p.m., Washington, D.C. time, on the Termination Date, except with respect to a Guarantee Event that has been Reported to the Treasury and its designee on or before the first Business Day following the Termination Date in accordance with Section 2(c).

(c) Certain Requirements. The Treasury shall only be required to make a Guarantee Payment with respect to an Affected Fund if (i) the Guarantee Event occurs on or before the Termination Date; (ii) the occurrence of the Guarantee Event is Reported to the Treasury on or before 11:59 p.m., Washington, D.C. time, on the Business Day following such occurrence, which event shall be Reported on a notice (the “Guarantee Event Notice”) in the form of Exhibit A; (iii) promptly, but in no event later than the fifth Business Day following the occurrence of the Guarantee Event, the Board shall have initiated the actions necessary under applicable state and federal law to commence the liquidation of the Affected Fund, unless the Treasury agrees to a later date; (iv) the Treasury shall have received written assurances from the Affected Fund or its representatives that the Treasury, in its sole and absolute discretion, deems adequate, that there is no legal impediment to the disbursement of the Guarantee Payment to the Designated Shareholders of the Affected Fund in the manner contemplated by this Guarantee Agreement; (v) the Investment Adviser of the Affected Fund shall have executed the Acknowledgment and Investment Adviser Undertaking; and (vi) any successor Investment Adviser shall have executed a Supplemental Acknowledgment and Investment Adviser Undertaking in the form of Exhibit F.

(d) Certain Exceptions. Notwithstanding any other provision in this Guarantee Agreement, the Treasury shall not be obligated to make the Guarantee Payment with respect to an Affected Fund, and all of the obligations of the Treasury with respect to such Guarantee Payment shall terminate, if (i) the Treasury, in its sole and absolute discretion, determines that any of the representations or warranties made by the Investment Company or the Investment Adviser in this Guarantee Agreement, any Program Extension Notice, any Acknowledgment and Investment Adviser Undertaking, any Supplemental Acknowledgment and Investment Adviser Undertaking, or any other notice delivered hereunder or any information provided hereunder was incorrect in any respect when made; (ii) after the Agreement Date, the Affected Fund does not comply in all respects with Rule 2a-7 or ceases to maintain a stable share price other than as a result of the occurrence of a Guarantee Event; (iii) the Investment Company has not paid the applicable Program Participation Payment or the applicable Program Extension Participation Payment required by Section 4; and (iv) the Fund has been party to a “Merger” that did not meet the “Survival Conditions” set forth in Section 9(c).

(e) Termination with Payment. Upon payment, with respect to an Affected Fund, of the Guarantee Payment to the Paying Agent, the obligation of the Treasury to make any payments with respect to such Affected Fund hereunder shall be fully discharged and terminated.

(f) Priority for Multiple Requests. In the event that (i) the Treasury receives a Payment Request Notice under Section 7(g) with respect to an Affected Fund on the same Business Day as it receives payment request notices from one or more registered investment companies that are parties to similar guarantee agreements entered into pursuant to the Program (“Other Guarantee Agreements”) and (ii) the aggregate payments that are to be made to the Affected Fund and such other investment companies exceed the amount available within the ESF, as determined by the Treasury in its sole and absolute discretion, on such date for payment under the Program then:

(A)	The amount available within the ESF for the Guarantee Payment shall be reduced by the amounts payable to the investment companies that delivered Guarantee Event Notices under Other Guarantee Agreements on a Business Day prior to the Business Day on which the Investment Company delivered the Guarantee Event Notice under this Guarantee Agreement; and

(B)	In the event that the Guarantee Event Notice under this Guarantee Agreement and the Guarantee Event Notices of the other investment companies under Other Guarantee Agreements are delivered to the Treasury on the same Business Day, the amount available within the ESF for payments under the Program, as determined by the Treasury in its sole and absolute discretion, on such date shall be divided pro rata among the Fund and the other investment companies, based on the number of each investment company’s Designated Shares under this Guarantee Agreement and the Other Guarantee Agreements.

If the Treasury receives Payment Request Notices from two or more of the Funds, for the purposes of this subsection only, each Fund shall be treated as being a separate investment company with a separate guarantee agreement.

(g) Guarantee Cure Events. Upon the occurrence of a Guarantee Cure Event, the Fund shall, on the Business Day following the date of the Guarantee Cure Event, provide the Treasury and its designee with a Guarantee Event Cure Notice in the form of Exhibit A-1 (“Guarantee Cure Event Notice”) and a Portfolio Schedule as of the date of the Guarantee Cure Event. Upon delivery of the Guarantee Cure Event Notice, the Guarantee Event Notice shall for all purposes of this Guarantee Agreement be deemed not to have been delivered and the Guarantee Event not to have occurred (including, without limitation, for purposes of Sections 2(b), 2(f), 3(c), 5(c), 7, 9(c) and 9(m)).

3.	Program Termination and Extensions

(a) Program Termination. The Program shall terminate on the Initial Termination Date unless extended by the Secretary, in the Secretary’s sole and absolute discretion.

(b) Program Extensions. The Secretary, in the Secretary’s sole and absolute discretion, may elect to extend the Program beyond the Initial Termination Date for such Program Extension Period or Periods as the Secretary may determine, provided, however, that in no event shall the Program be extended beyond 11:59 p.m., Washington, D.C. time, on September 18, 2009.

(c) Continued Fund Participation. If the Secretary elects to extend the Program, one or more of the participating Funds (“Participating Funds”) may continue to participate in the Program until the new Termination Date designated by the Secretary if the following conditions are met:

(i)	With respect to each Participating Fund:

(A)	A Guarantee Event shall not have occurred on or before the Program Extension Date,

(B)	The Market-Based NAV of the Fund on the Program Extension Date shall be at least $0.995, and

(C)	The Board, including a majority of its members who are not “interested persons” of the Investment Company as determined under the 1940 Act, has determined that the Participating Fund’s continued participation in the Program and the Investment Company’s fulfillment of its obligations hereunder is in the best interests of the Participating Fund and its shareholders;

(ii)	The Investment Company shall have delivered a notice (the “Program Extension Notice”) in the form of Exhibit D to the Treasury no later than the fifth Business Day after the publication of the Secretary’s decision to extend the Program in such manner that the Treasury deems appropriate (the “Extension Announcement”); and

(iii)	The Program Extension Participation Payment (as defined in Section 4(b)) for the Program Extension Period shall have been paid in full on or before the date on which the Program Extension Notice is delivered to the Treasury.

In addition, the Investment Company shall deliver to the Treasury, within five Business Days following the Program Extension Date, a bring-down notice in the form of Exhibit E.

(d) Non-Participation. A Fund that does not, or is not eligible to, participate in a Program Extension Period may not thereafter participate in any subsequent Program Extension Period.

4.	Program Participation Payments

(a) Initial Payments. In consideration for the Treasury’s agreement to make the Guarantee Payment, the Investment Company, with respect to each Fund, shall pay to the Treasury, on the Execution Date, a non-refundable payment for participation in the Program (the “Program Participation Payment”) in an amount equal to

(i)	0.00010 multiplied by the Fund Designated Asset Base, if the Fund’s Market-Based NAV is greater than or equal to $0.9975 on September 19, 2008, as determined at the time of the determination, in accordance with Rule 22c-1, of the Fund’s final NAV for such date; or

(ii)	0.00015 multiplied by the Fund Designated Asset Base, if the Fund’s Market-Based NAV is less than $0.9975 but greater than or equal to $0.995 on September 19, 2008, as determined at the time of the determination, in accordance with Rule 22c-1, of the Fund’s final NAV for such date.

(b) Extension Payments. In the event that a Fund continues to participate in the Program during a Program Extension Period, the Investment Company shall pay to the Treasury a non-refundable payment (a “Program Extension Participation Payment”) with respect to such Program Extension Period, which payment shall be made on the same date as the Investment Company’s delivery of the Program Extension Notice. The Program Extension Participation Payment shall be an amount equal to such Fund’s Fund Designated Asset Base multiplied by the percentage designated by the Treasury for such Program Extension Period in the Extension Announcement or, at the Treasury’s sole and absolute discretion, an amount based on any other formula described in the Extension Announcement.

(c) Payment Instructions. The payments provided for in this section shall be made in accordance with the instructions set forth in Exhibit B unless the Treasury has provided alternative written instructions to the Fund.

5.	Covenants

The Investment Company agrees that, with respect to each Fund and, after the Program Extension Date, each Participating Fund, from and after the Execution Date:

(a) Rule 2a-7. The Fund shall at all times operate in compliance with Rule 2a-7 and the 1940 Act.

(b) Reports. The Investment Company shall notify the SEC and the Treasury promptly by e-mail if the Fund’s Market-Based NAV is less than $0.9975 (“Report Date”) and shall, on the Business Day following the Report Date, provide the Treasury and the SEC with a Portfolio Schedule as of the Report Date. The Investment Company shall thereafter provide to the Treasury and the SEC the same reports that it provides to the Board concerning the extent of the deviation between the Fund’s NAV and Market-Based NAV (along with Portfolio Schedules as of the dates of such reports) until such date as the Fund’s Market-Based NAV is $0.9975 or greater, provided, however, that until such date, for any week during which the Board is not provided with such a report, the Investment Company shall, within two Business Days after the end of such week, provide the Treasury and the SEC with the Portfolio Schedule as of the last Business Day of such week.

(c) NAV Support Agreements.

(i)	Upon the occurrence of a Guarantee Event, the Investment Company shall promptly demand payment of all amounts due to the Affected Fund from any person who has agreed to make a capital contribution or other payment to the Affected Fund pursuant to any NAV Support Agreement that is then in effect. To the extent that such person’s obligations are contingent upon the Affected Fund’s disposition of a portfolio security, the Affected Fund, promptly after the Guarantee Event, shall dispose of such portfolio security and demand payments of all amounts due under such NAV Support Agreement.

(ii)	The Investment Company shall not approve the amendment, termination or withdrawal of any NAV Support Agreement that has been relied upon by a Fund on or after September 19, 2007, unless it is replaced by a new NAV Support Agreement that has been approved by the Treasury or its designee.

(iii)	The Investment Company shall renew or extend any NAV Support Agreement that has been relied upon by a Fund on or after September 19, 2007 that is subject to renewal or extension at the option of such Fund.

(iv)	The Investment Company shall use its best efforts to obtain such NAV Support Agreements as may be necessary and appropriate (taking into account the expenses that the Investment Company and the Funds would incur) to facilitate the maintenance of each Fund’s $1.00 share price.

(v)	The Investment Adviser shall not amend, terminate or withdraw any NAV Support Agreement it has provided to a Fund that has been relied upon by such Fund on or after September 19, 2007 without the approval of the Board and unless it is replaced by a new NAV Support Agreement that has been approved by the Treasury or its designee. If a NAV Support Agreement has been provided to the Fund by an affiliated person (as such term is defined in Section 2(a)(3)(C) of the 1940 Act) of the Investment Adviser that has been relied upon by the Fund on or after September 19, 2007, the Investment Adviser shall use its best efforts to cause such affiliated person to continue to provide such NAV Support Agreement.

(d) Disclosure. Upon the request of the Treasury, the Investment Company or a Fund’s Investment Adviser shall remove or modify, or use its best efforts to cause a Fund’s principal underwriter to remove or modify, promptly and in a manner satisfactory to the Treasury, any disclosure concerning the Fund’s participation in the Program that is included in any registration statement, prospectus notice circular, telecast, broadcast or other written or electronic communication that the Treasury advises the Investment Company or the Investment Adviser is inaccurate, misleading or otherwise unacceptable to the Treasury.

(e) References to the Treasury. The Investment Company and the Fund’s Investment Adviser shall comply with 31 U.S.C. 333 and will not use, in connection with, or as a part of, any advertisement or solicitation relating to the Fund the words “Department of the Treasury” or the seal of the Treasury in a manner which could reasonably be interpreted or construed as conveying the false impression that such advertisement or solicitation, or the Fund itself, is in any manner approved, endorsed, sponsored or authorized by the Treasury.

6.	Late Payment, Subrogation and Assignment of Certain Rights

(a) Late Payments. If a Fund receives payment due to such Fund from any source after the Treasury has made the Guarantee Payment, or if such Fund has any remaining unsold assets after the payment of its liabilities upon liquidation (a “Late Payment”), then the Fund shall promptly deliver to the Treasury the amount of such Late Payment that would otherwise be distributed to a Designated Shareholder with respect to its Designated Shares; provided that in no case shall the amount of Late Payment delivered to the Treasury exceed the amount of the Designated Shareholder Payment made to such Designated Shareholder.

(b) Assignment of Rights. The Investment Company, with regard to each Fund, hereby assigns to the Treasury all rights to claims, demands, lawsuits and judgments with respect to the Fund’s business, ownership or use or value of any asset including, but not limited to, any rights against the Fund’s Investment Adviser for malfeasance, breach of contract, breach of fiduciary duty or any other claim to the extent of any Guarantee Payment. Upon the request of the Treasury, the Investment Company shall execute and deliver instruments and papers and take such other actions as necessary to effect such assignment. The foregoing assignment is in addition to, and not in limitation of, rights of subrogation otherwise available to the Treasury in respect of any Guarantee Payment.

(c) Subrogation. Nothing in this Guarantee Agreement, including but not limited to Sections 6(a) and 6(b), shall limit the Treasury’s rights of subrogation or other rights otherwise available to the Treasury in respect of Designated Shareholder Payments, including, without limitation, any rights of the Treasury to recover from Designated Shareholders payments received in connection with or relating to the Designated Shareholder’s Designated Shares, from a Fund or other parties. The Investment Company will take such actions as are necessary to assist the Treasury in its enforcement of these rights and will do nothing to prejudice these rights.

7.	Liquidation; Payment and Distribution of Guarantee Payment

(a) Actions. Upon the occurrence of a Guarantee Event with respect to an Affected Fund:

(i)	the Investment Company shall cause the Affected Fund to be liquidated in an orderly manner that is consistent with the primary objective of maximizing proceeds realized from the disposition of the Affected Fund’s portfolio securities and with the view of reducing the amount of the Guarantee Payment; and

(ii)	the Board shall promptly (A) take such actions as are necessary to commence the liquidation of the Affected Fund, including, without limitation, the action specified in Section 2(c)(iii); (B) cease the declaration of dividends unless impractical under its organizational documents; (C) cease the payment of dividends to the Affected Fund’s shareholders; (D) cease issuing new shares; and (E) suspend the redemption of its outstanding shares in accordance with applicable SEC rules, orders and no-action positions.

(b) Consent to Receiver. The Investment Company consents to the appointment of any receiver, liquidation trustee or similar official designated by the Treasury or the SEC to administer and oversee the liquidation of the Affected Fund.

(c) Liquidation Date. The Affected Fund shall be liquidated on or before the 30th day following the occurrence of a Guarantee Event unless the Treasury, in its sole and absolute discretion, after taking into account prevailing market conditions, consents in writing to a later date.

(d) Investment Adviser Requirements. The Investment Adviser of the Affected Fund shall use its best efforts to effectuate the liquidation of the Affected Fund in accordance with this section and its fiduciary duties to the Affected Fund, including the continued fulfillment of its obligations under its advisory agreement with the Affected Fund and the provision of any lawful assistance requested by the Treasury, the SEC, the appointed receiver or trustee of the Affected Fund, or any representative thereof in connection with the liquidation of the Affected Fund and the pursuit of any claims that the Affected Fund, or the Investment Company on behalf of the Affected Fund, has against third parties.

(e) Partial or Interim Distributions. Nothing in this Guarantee Agreement shall preclude the payment of partial or interim distributions of liquidation proceeds to the Affected Fund’s shareholders, including Designated Shareholders.

(f) In-Kind Distributions. To the extent that a Designated Shareholder receives portfolio securities rather than cash in any distribution of liquidation proceeds, for the purposes of determining the Designated Shareholder Amount, such securities shall be valued as of their date of distribution based on market quotations; if market quotations are not readily available, their fair value as determined by the Board; or, in the absence of such a determination, by the Treasury in its sole and absolute discretion.

(g) Payment Request Notice. Upon the completion of all actions necessary to liquidate the Affected Fund, including the distribution of the Affected Fund’s assets, other than assets reserved to meet outstanding liabilities, to its shareholders, the Investment Company shall provide a notice to the Treasury in the form of Exhibit H (the “Payment Request Notice”) requesting payment of the Guarantee Payment. Subject to the terms and conditions of this Guarantee Agreement, the Treasury shall remit the Guarantee Payment in accordance with Section 2 and Section 7(h) on the Business Day following receipt of the Payment Request Notice.

(h) Paying Agent. The Guarantee Payment with respect to an Affected Fund shall be paid to the Paying Agent to an account designated by the Investment Company in the Payment Request Notice, which account shall be segregated from the assets of the Investment Company and the Affected Fund, shall not be deemed to be an asset of the Investment Company or the Affected Fund, and shall be held in such account for disbursement to the Designated Shareholders, provided, however, that the Treasury in its sole and absolute discretion may make such payment to an account at such other financial institution as the Treasury, in its sole and absolute discretion, appoints as Paying Agent (the “Alternate Paying Agent”). The Investment Company shall take such actions as the Treasury may request to provide assurance that amounts held in the Paying Agent account or the account established at the Alternate Paying Agent are not deemed to be assets of the Investment Company or the Affected Fund. If the Guarantee Payment is paid to an account at an Alternate Paying Agent, the Investment Company and the

Investment Adviser of the Affected Fund shall provide the Alternate Paying Agent such assistance and information as it may request to assure that the Guarantee Payment is disbursed to the Designated Shareholders as contemplated by this Guarantee Agreement.

(i) Disbursement. Upon receipt of the Guarantee Payment as specified in Section 2(a), the Paying Agent shall promptly disburse to each Designated Shareholder of the Affected Fund such Designated Shareholder’s Designated Shareholder Payment. To the extent that the Guarantee Payment is not disbursed on the day of receipt, it shall be deposited in an interest bearing account at a financial institution pending disbursement to the Designated Shareholders. Any interest or other proceeds paid on or with respect to such amounts shall be the property of, and shall promptly be paid to, the Treasury at its request.

(j) Records of Disbursement. The Paying Agent agrees to maintain, or cause the Investment Adviser of the Affected Fund or another service provider, or the Affected Fund’s receiver or liquidating trustee to maintain, such books and records as may be necessary to record the disbursement of the Guarantee Payment to the Affected Fund’s Designated Shareholders in accordance with this Guarantee Agreement.

(k) Beneficial Owners. The Investment Company and the Investment Adviser of the Affected Fund shall use their best efforts to assure that any Designated Shareholder that is not the beneficial owner of the Designated Shares promptly disburses the Designated Shareholder Payment to the beneficial owner or owners of the Designated Shares. Upon the request of the Treasury, the Investment Company shall provide the Treasury and the SEC with a written plan that describes the actions it will take to provide greater assurance that the Designated Shareholder Payment will be paid to the beneficial owner of the Designated Shares.

(l) Return of Payment. In the event that the Investment Company is unable to locate a Designated Shareholder within 60 days of the initial disbursement of the Designated Shareholder Amounts, such Designated Shareholder’s Designated Shareholder Payment shall be returned to the Treasury except as prohibited by law.

(m) Certificate of Liquidation and Disbursement. Not later than 5 Business Days after the completion of the disbursement of the Designated Shareholder Payments to the Designated Shareholders, the Investment Company, on behalf of the Affected Fund, shall deliver to the Treasury a certificate (the “Certificate of Liquidation and Disbursement”) in the form of Exhibit C. Upon the written request of the Treasury, delivered to the Investment Company within thirty calendar days of the delivery of the Certificate of Liquidation and Disbursement, the Investment Company shall arrange for a proper accounting of the Affected Fund, from the date of the Guarantee Event to the date of the final disbursement of the Designated Shareholder Amounts, by the Affected Fund’s auditor or another nationally recognized auditing firm proposed by the Investment Company and approved by the Treasury in its sole and absolute discretion.

8.	Representations and Warranties

The Investment Company hereby represents and warrants that:

(a) Organization, Corporate Actions, etc. As of the Execution Date:

(i)	The Investment Company is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and, if relevant under such laws, in good standing;

(ii)	The Investment Company has all requisite power and authority to execute and deliver this Guarantee Agreement and to perform its obligations hereunder, and this Guarantee Agreement has been duly and validly authorized by all requisite action;

(iii)	The Board, including a majority of its members who are not “interested persons” of the Investment Company as determined under the 1940 Act, has determined that entering into this Guarantee Agreement and the Investment Company’s fulfillment of its obligations hereunder are in the best interests of the Fund and its shareholders;

(iv)	The execution, delivery and performance of this Guarantee Agreement do not violate, conflict with, result in a breach of any provision of, constitute a default (or an event which with notice or lapse of time or both would become a default) or give to any third party any right of termination, cancellation, amendment or acceleration under (A) any law applicable to the Investment Company, (B) any order or judgment of any court or other agency of government applicable to it or any of its assets, (C) any provision of its organizational documents or (D) any contractual restriction binding on or affecting it or any of its assets;

(v)	All governmental, third party and other consents or approvals that are required to have been obtained by the Investment Company with respect to execution, delivery and performance of this Guarantee Agreement have been obtained and are in full force and effect and all conditions of any such consents have been complied with; and

(vi)

The Investment Company’s obligations under this Guarantee Agreement constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law));

(b) Taxes. As of the Execution Date:

(i) (A) Each Fund has made a valid election under Section 851(b) of the Internal Revenue Code of 1986 (the “Code”) to be treated as a “regulated investment company” (a “RIC”) as defined in Section 851 of the Code and the Fund has qualified for such treatment with respect to all of its federal income tax years ending on or before the Execution Date;

(B) Each Fund would qualify as a RIC for its current federal income tax year if the last day of its most recently ended fiscal quarter ending on or before the Execution Date were treated as the last day of such federal income tax year, provided that the distribution requirements set forth in Section 852(a) of the Code shall be disregarded in determining whether it satisfies the requirements of this clause (B);

(C) Each Fund has duly and timely filed all material U.S. federal Tax Returns (as defined below) required to be filed (taking into account any valid extensions of time to file such Tax Returns) and the Fund has paid all material Taxes required to be paid by it, other than Taxes (as defined below) being contested in good faith and by appropriate proceedings for which adequate reserves have been established on all relevant financial statements;

(D) All material Taxes required to be withheld under U.S. federal Tax law with respect to, or on behalf of, or in connection with amounts paid or owing to any shareholder, employee, independent contractor, creditor or other person in connection with the Fund have been withheld, and such withheld Taxes have been duly and timely paid to the proper Tax authority or properly set aside in accounts for such purposes; and

(E) Each Fund has complied in all material respects with all information reporting and similar requirements imposed under U.S. federal Tax law.

(ii) (A) “Tax Return” shall mean any report, return, statement or other written information required to be filed with or supplied to the Internal Revenue Service, or any other department, agency or office of the United States, pertaining to or in connection with Taxes.

(B) “Taxes” shall mean all taxes, levies or other like assessments, charges or fees (including estimated taxes, charges and fees), including, without limitation, income, excise, corporation, add-on minimum, payroll, employment, withholding, social security and franchise or other similar government taxes or charges, imposed by the United States or any subdivision or agency thereof, and also including interest and penalties attributable to any thereof, and additions thereto.

(c) NAV. On the Agreement Date, each Fund’s Market-Based NAV, determined at the time of the determination, in accordance with Rule 22c-1, of its final NAV for such date, was greater than or equal to $0.995;

(d) Rule 2a-7 and 1940 Act Compliance and Redemption Acceptance. Each Fund is, and on the Agreement Date was, operating in compliance with Rule 2a-7 and the 1940 Act and was accepting share redemption requests. The Fund has, and on the Agreement Date had, a policy of maintaining a stable share price or net asset value of $1.00 per share;

(e) 1940 Act and 1933 Act Registration. The Investment Company is, and on the Agreement Date was, an investment company registered with the SEC under the 1940 Act and its securities were registered under the 1933 Act pursuant to a registration statement that is, and on the Agreement Date was, effective and current; and

(f) NAV Support Agreements. The Investment Company has not approved the amendment, termination or withdrawal of any NAV Support Agreement that has been relied upon by a Fund to facilitate the maintenance of a stable net asset value or share price on or after September 19, 2007, except as disclosed to the Treasury or its designee in writing.

9.	General

(a) Execution and Effectiveness. This Agreement must be executed and delivered by e-mail, attached to such e-mail in portable document format (PDF), by the Investment Company to the Treasury not later than 11:59 p.m., Washington, D.C. time, on October 8, 2008. This Agreement shall not be deemed to be executed and delivered by the Investment Company until the delivery to the Treasury of (i) this Guarantee Agreement, (ii) the Execution Notice, in the form of Exhibit G, and (iii) for each Fund, the Acknowledgment and Investment Adviser Undertaking, all individually properly executed and authorized, along with the Program Participation Payment, as required in Section 4. In the event that this Guarantee Agreement is not deemed executed by the Investment Company on or before October 8, 2008 as set forth above, or the Treasury does not execute this Guarantee Agreement, any Program Participation Payment that has been remitted to the Treasury shall be returned to the Investment Company.

(b) Binding Effect. This Agreement, upon execution and delivery by the parties, shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns as of the Agreement Date.

(c) Assignments; Mergers. The Investment Company may not assign its rights under this Guarantee Agreement to any person or entity, in whole or in part, without the prior written consent of the Treasury, whose consent may be withheld in the Treasury’s sole and absolute discretion. Notwithstanding the foregoing, in the event that a Fund (“Merging Fund”) merges with or into, or sells substantially all of its assets to, or purchases substantially all of the assets of, one or more registered investment companies or series (a “Fund Merger”), this Guarantee Agreement shall be binding upon and inure to the benefit of the registered investment company or series thereof that survives the merger (“Surviving Fund”), which shall be deemed to be a Fund hereunder, provided that:

(i)	no Guarantee Event has occurred with respect to the Merging Fund prior to the Merger,

(ii)	each other investment company or series that is party to the Fund Merger (each an “Other Fund”) is operating in compliance with Rule 2a-7 and has a policy of maintaining a stable share price or net asset value of $1.00 per share, and

(iii)	each Other Fund has a Market-Based NAV immediately prior to the Fund Merger of not less than $0.995;

Provided further that the Surviving Fund, by written acknowledgment to the Treasury, agrees to be bound by this Guarantee Agreement and assume all of the obligations of the Investment Company and the Fund hereunder and the Investment Adviser of the Surviving Fund, by written acknowledgment in the form of Exhibit F, agrees to be bound by this Guarantee Agreement and assume all of the obligations of the Investment Adviser hereunder (clauses (i), (ii) and (iii) and this proviso being referred to as the “Survival Conditions”). For purposes of clarity, for purposes of this Guarantee Agreement, the only shareholders of the Surviving Fund that shall be Designated Shareholders shall be shareholders who, prior to such Merger, were Designated Shareholders of the Merging Fund.

(d) Headings, Section and Exhibit References. The headings contained in this Guarantee Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Guarantee Agreement. Unless otherwise specified, all references to a Section or Exhibit in this Guarantee Agreement are referenced to a Section of, or Exhibit to, this Guarantee Agreement.

(e) Entire Agreement. This Guarantee Agreement, together with all other agreements or documents executed by one or more parties hereto and delivered to one or more other parties hereto in connection herewith, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(f) Waivers and Amendments. No waiver of any provision hereof or of any right or remedy hereunder shall be effective unless in writing and signed by the party against whom such waiver is sought to be enforced. No delay in exercising, no course of dealing with respect to or no partial exercise of any right or remedy hereunder shall constitute a waiver of any other right or remedy, or future exercise thereof. No amendment, change, waiver or discharge hereof shall be valid unless in writing and signed by the Treasury, the Investment Company, on behalf of the Funds, and the Investment Advisers of the Funds.

(g) Severability. If any provision of this Guarantee Agreement is determined to be invalid under any applicable statute or rule of law, it is to that extent to be deemed omitted, and the balance of the Guarantee Agreement shall remain enforceable.

(h) Notices; Treasury Designee.

(i)	To the Treasury. All notices to the Treasury required by this Guarantee Agreement shall be delivered by e-mail, attached to such e-mail in portable document format (PDF) (other than attachments to notices in Excel format) and submitted to the address below. Documents may be submitted via SSL email using commercially available PKI encryption software such as Entrust or VeriSign. Treasury uses Entrust 7.0 as its standard encryption software. Documents may also be submitted in clear text (i.e. unencrypted). The email address for emailing the documents is as follows: moneymarketfundsguaranteeprogram@do.treas.gov.

(ii)	To the SEC. Copies of any notice delivered hereunder to the Treasury shall also be delivered to the SEC, which is the Treasury’s designee under this Guarantee Agreement. Notices or copies of notices shall be delivered to the SEC via Secure Email Portal available at: https://web1.zixmail.net/s/login?b=sec. Once a user has logged in to the Secure Email Portal, emails should be addressed to: mmf-treas-guar@sec.gov.

(iii)

General. Any notices or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when received by the party to whom the notice is directed. A notice is deemed received when delivered personally; by certified mail, postage prepaid, return receipt requested; by facsimile or e-mail, confirmed by written, electronic or oral response. Any notice delivered by e-mail shall be followed by a paper copy of such notice within five Business Days (other than notices to the Treasury or the SEC, unless the Treasury or the

SEC requests such paper copy). All notices shall be directed to the address set forth under the party’s signature (other than the Treasury) or to such other address as either party may, from time to time, designate by notice to the other party and the Investment Advisers.

(i) Certain Matters Related to the ESF. Nothing in this Guarantee Agreement shall limit the authority of the Treasury or the Secretary to control or use the ESF, including funds held by the ESF that have been designated for use in the Program, for any other purpose. For purposes of Section 10(b) of the Gold Reserve Act, as amended (31 U.S.C. 5302(b)), this Guarantee Agreement is an “instrument of credit” and the shares of the Fund to which it relates are “securities.”

(j) Information Sharing. The Treasury may request the SEC to arrange for its representatives to inspect the books and records of a Fund and provide the Treasury with any other assistance in connection with the administration and enforcement of this Guarantee Agreement including, without limitation, any necessary assistance to ensure an orderly liquidation of such Fund and the disbursement of the Designated Shareholder Amounts and assistance in securing the appointment of a receiver, liquidation trustee or similar official by a court of competent jurisdiction. The Investment Company and the Investment Adviser consent to the SEC sharing any information that it receives in connection with any such inspection of a Fund or the Investment Adviser with the Treasury.

(k) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

(l) Time Computations. In computing any period of time under this Guarantee Agreement, the day of the act, event or default from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is not a Business Day, in which event the period shall run until the end of the next day which is a Business Day.

(m) Termination. If no Guarantee Event for a Fund occurs, this Guarantee Agreement shall terminate on the Termination Date with respect to such Fund. If a Guarantee Event occurs, this Guarantee Agreement shall remain in full force and effect with respect to such Fund. The Treasury may terminate this Guarantee Agreement with respect to any or all of the Funds in its sole and absolute discretion at any time if it determines that any of the representation or warranties made by the Investment Company or the Investment Adviser in or pursuant to this Guarantee Agreement is or proves to have been incorrect in any respect when made. In the event of such Termination, the Treasury shall not have any liability hereunder, including any obligation to make the Guarantee Payment.

(n) Governing Law and Venue. This Guarantee Agreement shall be governed by, and construed in accordance with, the federal law of the United States of America if and to the extent such federal law is applicable, and otherwise in accordance with the laws of the State of New York without regard to its conflict of laws provisions (except Section 5-1401 of the New York General Obligations Law). Except as otherwise required by law, the United States District Court for the District of Columbia shall have exclusive jurisdiction over all civil actions arising out of this Guarantee Agreement, and the venue for any such civil action shall lie exclusively in the United States District Court for the District of Columbia.

(o) No Third-Party Beneficiaries. Nothing in this Guarantee Agreement shall confer any rights upon any Designated Shareholder or any other person other than the parties hereto and their respective successors and permitted assigns.

(p) Single Fund Series. If Annex A references only one Fund, then all references to “a Fund”, “such Fund”, or “the Fund” herein shall be deemed to refer to such Fund.

(q) Limitation of Liability. The Treasury agrees that the obligations and agreements of the Investment Company under this Guarantee Agreement are undertaken on behalf of each Fund and that any claims against the Investment Company hereunder shall be limited in all cases to the Fund to which the claim relates and its assets. The Treasury agrees that it shall not seek satisfaction of any claims from any other series or portfolio of the Investment Company that is not a Fund.

(r) Forms of Notices. All notices or certificates required to be delivered pursuant to this Guarantee Agreement the form for which is set forth in an Exhibit shall be delivered in the form specified with only such variations as are required to reflect the date of such notice or certificate, the name and identifying information of the Investment Company, the Investment Adviser and the Fund or Funds that are referred to in the notice or certificate and changes from singular to plural or vice versa based on the number of Funds or Investment Advisers referred to in the notice or certificate and to insert the specific financial, numeric or other information requested by such notice or certificate.

IN WITNESS WHEREOF, the Treasury and the Investment Company, on behalf of the Funds, have caused this Guarantee Agreement to be executed on the dates set forth below.

RUSSELL INVESTMENT COMPANY, on behalf of its Russell Money Market Fund, one of its series of portfolios

By:	/s/ Greg J. Stark
Name:	Greg J. Stark
Title:	President and Chief Executive Officer

Date of Execution:	September 29, 2008

Address for Notices:

Greg J. Lyons
909 A. Street
Tacoma, WA 98402

THE DEPARTMENT OF THE TREASURY

By:
Name:
Title:

Date of Execution:

Address:	Department of the Treasury
Attn: MMFGP
1425 New York Avenue, N.W.
Suite 2100
Washington, DC 20220

E-mail: moneymarketfundsguaranteeprogram @do.treas.gov

Acknowledgment and Investment Adviser Undertaking

This Acknowledgement and Investment Adviser Undertaking (“Acknowledgment”) is delivered pursuant to the Guarantee Agreement dated as of September 19, 2008 between the United States Department of Treasury and Russell Investment Company a Massachusetts business trust (the “Guarantee Agreement”), with respect to the money market funds listed in Annex A thereto. Capitalized terms used herein have the meaning assigned to such terms in the Guarantee Agreement.

1. Russell Investment Management Company, a Washington Corporation (the “Investment Adviser”), the investment adviser for the Funds specified in Annex A to the Guarantee Agreement, by executing and delivering this Acknowledgement hereby acknowledges, accepts, undertakes and agrees to comply with the obligations, responsibilities and restrictions imposed on the Investment Adviser under the Guarantee Agreement for such period as it is Investment Adviser to one or more of the Funds listed on Annex A.

2. The Investment Adviser hereby confirms, with respect of each Fund for which it is the Investment Adviser, the representations in Sections 8(c), (d), and (e) of the Guarantee Agreement and represents and warrants as to itself that, as of the Execution Date:

(a) Organization and Standing. It is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and, if relevant under such laws, in good standing; and

(b) Power, Authority and Validity. It has all requisite power and authority to execute and deliver this Acknowledgment and to perform its obligations hereunder and under the Guarantee Agreement, and this Acknowledgment has been duly and validly authorized by all requisite action.

3. The Investment Adviser for such period as it is Investment Adviser for a Fund shall manage such Fund in compliance with Rule 2a-7.

4. The Investment Adviser agrees that it shall defend, indemnify and hold harmless the Treasury, the SEC, and their respective employees, agents, advisers and representatives (collectively, the “Treasury Indemnitees”) from and against, and shall pay or reimburse the Treasury Indemnitees for, any and all liability, obligation, loss, cost, deficiency or damage (whether absolute, accrued, conditional or otherwise and whether or not resulting from third party claims), including out-of-pocket expenses and reasonable attorneys’ fees incurred in the investigation or defense thereof or in asserting any of their respective rights hereunder (collectively, “Losses”), resulting from or arising out of (i) any breach of any representation or warranty made or confirmed by the Investment Adviser as to itself or a Fund pursuant to this Acknowledgment or any certificate or notice delivered by such Fund pursuant to the Guarantee Agreement and (ii) any breach of any covenant or obligation of the Investment Adviser contained in this Acknowledgment or the Guarantee Agreement.

5. If no Guarantee Event occurs, the obligations under this Acknowledgment shall terminate on the Termination Date. If a Guarantee Event occurs, this Acknowledgment shall remain in full force and effect.

RUSSELL INVESTMENT MANAGEMENT COMPANY

By:	/s/ Greg J. Stark
Name:	Greg J. Stark
Title:	President and Chief Executive Officer

Date of Execution:	September 29, 2008

Address for Notices:

Gregory J. Lyons

909 A. Street

Tacoma, WA 98402

Execution Notice

To: The Department of the Treasury

Cc: The Securities and Exchange Commission

September 29, 2008

This Notice is delivered in accordance with Section 9(a) of the Guarantee Agreement dated as of September 19, 2008 between the United States Department of Treasury and Russell Investment Company on behalf of the Russell Money Market Fund, one of its series of portfolios, a Massachusetts business trust (the “Guarantee Agreement”). Capitalized terms used herein have the meaning assigned to such terms in the Guarantee Agreement.

1.	Set forth below is the basic information concerning the Fund:

A.	Investment Company Name: Russell Investment Company

B.	Address: 909 A. Street Tacoma, WA 98402

C.	Employer Identification Number (EIN): 91-1263238

D.	Point of Contact:

a.	Name: Gregory J. Lyons

b.	Phone number: (253)439-2406

c.	E-mail address: glyons@russell.com

E.	SEC Registration Number: 811-03153 (CIK No. 0000351601)

2.	The Guarantee Agreement and the Acknowledgment and Investment Adviser Undertaking, all individually properly executed and authorized, have been delivered to the Treasury, subject to its receipt.

3.	The Program Participation Payment for the Fund, in the amount of $964,240.81, has been remitted to the Treasury.

RUSSELL INVESTMENT COMPANY, on behalf of its Russell Money Market Fund, one of its series of portfolios

By:	/s/ Greg J. Stark
Name:	Greg J. Stark
Title:	President and Chief Executive Officer

Date of Execution:	September 29, 2008

Address for Notices:

Greg J. Lyons

909 A. Street

Tacoma, WA 98402